Exhibit 99.1

IsoTis OrthoBiologics Receives FDA 510(k) Clearances for
Accell Connexus(TM) and OrthoBlast(R) II in Dental Indications

LAUSANNE, Switzerland, IRVINE, CA, USA – April 4, 2006 - IsoTis S.A. (SWX/Euronext: ISON) (TSX: ISO) today announced it received 510(k) clearances from the US Food and Drug Administration  (FDA) for the use of Accell Connexus(TM) and OrthoBlast II(R) in dental indications.

Pieter Wolters, President and CEO of IsoTis OrthoBiologics said: “We are very pleased with our ability to now offer a complete product range for bone graft substitution in dental indications in the United States. Earlier we had obtained FDA 510(k) clearance for DynaGraft II (TM) and OsSatura BCP (TM) in dental indications. While our focus as a company will remain on spinal and orthopaedic indications, our differentiated portfolio of products for dental indications should enable us to benefit from opportunities in the dental field as well.”

Accell Connexus is a highly osteoinductive bone graft substitute that provides exceptional handling and graft containment. It is part of the Company’s proprietary Accell(R) technology product line. Accell Connexus is a putty with an array of growth factors, including TGF - [beta]1 and various natural human bone morphogenetic proteins (nhBMPs(TM)). Compared to 1st generation DBM products, the AccellRx process on which Accell Connexus is based yields a higher level of TGF-Beta-1 and nhBMPs, including BMP-2, BMP-4 and BMP-7, which act synergistically to stimulate new bone formation. Employing a state-of-the-art reverse phase medium (“RPM”), Accell Connexus thickens at body temperature and resists irrigation so the nhBMPs are delivered at the surgical site where they are needed.

OrthoBlast II is a combination of demineralized bone matrix particles (DBM) with cancellous bone chips delivered in RPM. Therefore, the products it is malleable at operating room temperatures, but thickens when placed in the operative site. This allows the DBM particles and bone chips to be contained at the graft site with minimal loss through irrigation and suction.

IsoTis OrthoBiologics, the operating subsidiary of IsoTis S.A., has a product portfolio with several innovative and proprietary natural and synthetic bone graft substitutes on the market and others in development, an established North American independent distribution network, and an expanding international presence. The company’s main commercial operations are based out of Irvine, CA; its international sales headquarters is based in Lausanne, Switzerland.

For information contact:

Hans Herklots
Tel: +41(0)21 620 6011
Fax: +41 (0)21 620 6060
E-mail: hans.herklots@isotis.com

Certain statements in this Press Release are “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including those that refer to management’s plans and expectations for future operations, prospects and financial condition. Words such as ‘strategy,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘will,’ ‘continues,’ ‘estimates,’ ‘intends,’ ‘projects,’ ‘goals,’ ‘targets’ and other words of similar meaning are intended to identify such forward-looking statements. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. only. Undue reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis. Actual results could differ materially from current expectations due to a number of factors and uncertainties affecting IsoTis’ business, including but not limited to the timely commencement and success of IsoTis’ clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the Company’s products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents. IsoTis expressly disclaims any intent or obligation to update these forward-looking statements except as required by law.  For a more detailed description of the risk factors and uncertainties affecting IsoTis, refer to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the SEC and to IsoTis’ reports filed from time to time with the Swiss Stock Exchange (SWX), Euronext Amsterdam N.V., and SEDAR at www.sedar.com, as well as the Toronto Stock Exchange (TSX).